UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1
(RULE 14D-100)
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

BIOGEN IDEC INC.
(Name of Subject Company (Issuer); Name of Filing Persons (Offeror))
Common Stock, $0.0005 par value
(Including the associated preferred stock purchase rights)
(Title of Class of Securities)
09062X103
(CUSIP Number of Class of Securities)

Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Keith Higgins and Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
Fax: (617) 951-7050
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$2,765,094,311.05	$84,888.40

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $48.85, the average of the high and low sale prices of common shares on the NASDAQ Global Select Market on May 25, 2007 and (y) 56,603,773, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

**	The fee is calculated as .00307% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   $84,888.40
Form or Registration No.:   Schedule TO
Filing Party:   Biogen Idec Inc.
Date Filed:   May 30, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2007 (the “Schedule TO”) by Biogen Idec Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 56,603,773 shares (the “Shares”) of its common stock, $0.0005 par value per share, including the associated Series X junior participating preferred stock purchase rights issued under the Rights Agreement, dated as of July 22, 1997, between the Company and ChaseMellon Shareholder Services LLC as Rights Agent, as amended and restated (the “Common Stock”), at a price per share not greater than $53.00 nor less than $47.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).
     This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.
     The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in answer to items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 4. TERMS OF THE TRANSACTION
     Section 3 (“Withdrawal Rights”) of the offer to purchase is hereby amended and supplemented to add the following sentence to the end of the last paragraph thereof.
“If a shareholder tenders shares at different prices or on separate letters of transmittal, the shareholder should clearly indicate which shares the shareholder wishes to withdraw.”
     Section 4 (“Acceptance for Payment and Payment”) of the offer to purchase is hereby amended and supplemented to delete the following last sentence of the first paragraph thereof:
“We expressly reserve the right, in our sole discretion, to delay the acceptance for payment of, or payment for, shares, in order to comply, in whole or in part with any applicable law.”
     Section 5 (“Certain United States Federal Income Tax Consequences”) of the offer to purchase is hereby amended and supplemented to replace the word “Certain” in the heading with the word “Material”. The first sentence of that section is hereby amended and supplemented to replace the word “certain” with “the material”. Each cross-reference in the offer to purchase to such heading is similarly amended and supplemented.

     The paragraph numbered 2(b) in Section 12 (“Conditions of the Offer”) of the offer to purchase is hereby amended and supplemented by replacing the phrase “materially affect the business” with the phrase “materially adversely affect the business”. Section 12 of the offer to purchase is hereby further amended and supplemented to delete the parenthetical phrase “(including our action or inaction)” from the final paragraph thereof and to delete the following sentence from the final paragraph thereof:
“Any determination or judgment by Biogen Idec concerning the events described above will be final and binding on all parties.”
ITEM 11. ADDITIONAL INFORMATION
     The Form of Letter of Transmittal is hereby amended to delete the fourth numbered paragraph on page 7 thereof, which reads “and the undersigned has read, understands and agrees to all of the terms of the offer”.
ITEM 12. EXHIBITS
     See Exhibit Index immediately following the signature page.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN IDEC INC.
Dated: June 19, 2007	By:	/s/ Susan H. Alexander
		Name:	Susan H. Alexander
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated May 30, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued on May 29, 2007.*

(a)(1)(G)	Form of Summary Advertisement.*

(b)	Term loan commitment letter, dated May 29, 2007, among the Company, Merrill Lynch Capital Corporation and Goldman Sachs Credit Partners L.P.*

(d)(1)	Amended and Restated Certificate of Incorporation, previously filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K, File No. 0-19311, for the year ended December 31, 2003, filed March 10, 2004 and incorporated herein by reference.

(d)(2)	Amended and Restated Rights Agreement dated as of July 26, 2001 between us and Mellon Investor Services LLC, previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, File No. 0-19311, dated July 27, 2001, and incorporated herein by reference.

(d)(3)	Amendment No. 1 to Amended and Restated Rights Agreement dated as of June 23, 2003 between us and Mellon Investor Services LLC, previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, File No. 0-19311, dated June 23, 2003, and incorporated herein by reference.

(d)(4)	IDEC Pharmaceuticals Corporation 1988 Stock Option Plan, as amended and restated through February 19, 2003, previously filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 0-19311, filed on April 11, 2003 and incorporated herein by reference.

(d)(5)	1993 Non-Employee Directors Stock Option Plan, as amended and restated through February 19, 2003, previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 0-19311, filed on April 11, 2003 and incorporated herein by reference.

(d)(6)	2003 Omnibus Equity Plan, previously filed as Exhibit 10.73 to the Company’s Current Report on Form 8-K, File No. 0-19311, dated November 12, 2003, and incorporated herein by reference.

(d)(7)	2003 Performance Based Management Incentive Plan, previously filed as Exhibit 10.74 to the Company’s Current Report on Form 8-K, File No. 0-19311, dated November 12, 2003, and incorporated herein by reference.

(d)(8)	Biogen, Inc. 1985 Non-Qualified Stock Option Plan (as amended and restated through February 7, 2003), previously filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K, File No. 0-12042, for the year ended December 31, 2002, filed March 14, 2003, and incorporated herein by reference.

EXHIBIT NUMBER	DOCUMENT

(d)(9)	Biogen, Inc. 1987 Scientific Board Stock Option Plan (as amended and restated through February 7, 2003), previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K, File No. 0-12042, for the year ended December 31, 2002, filed March 14, 2003, and incorporated herein by reference.

(d)(10)	Employment Agreement between us and James C Mullen, dated June 20, 2003, previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-4, File No. 333-107098, filed July 16, 2003, and incorporated herein by reference.

(d)(11)	First Amendment to Employment Agreement between the Company and James C. Mullen, dated February 7, 2006, previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 0-19311, filed February 10, 2006, and incorporated herein by reference.

(d)(12)	Employment Agreement between us and William H. Rastetter, dated June 20, 2003, previously filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-4, File No. 333-107098, filed July 16, 2003, and incorporated herein by reference.

(d)(13)	Form of letter agreement regarding employment arrangement between us and our Executive Vice Presidents and Senior Vice Presidents, previously filed as Exhibit 10.45 to the Company’s Annual Report on Form 10-K, File No. 0-19311, for the year ended December 31, 2003, filed March 10, 2004, and incorporated herein by reference.

(d)(14)	Letter agreement regarding employment arrangement of Peter N. Kellogg, dated June 21, 2000, previously filed as Exhibit 10.43 to the Company’s Annual Report on Form 10-K, File No. 0-12042, for the year ended December 31, 2001, filed March 29, 2002, and incorporated herein by reference.

(d)(15)	Amendment to the IDEC Pharmaceuticals Corporation 1988 Stock Option Plan, as amended and restated through February 19, 2003, previously, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 0-19311, for the quarter ended June 30, 2004, filed August 9, 2004, and incorporated herein by reference.

(d)(16)	Amendment to Biogen Idec Inc. Executive Severance Policy — Senior/Executive Vice Presidents, previously, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 0-19311, for the quarter ended June 30, 2004, filed August 9, 2004, and incorporated herein by reference.

(d)(17)	2005 Omnibus Equity Plan, previously filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 0-19311, filed on April 15, 2005, and incorporated herein by reference.

(d)(18)	1995 Employee Stock Purchase Plan, previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 0-19311, filed on April 15, 2005, and incorporated herein by reference.

(d)(19)	Form of Grant Notice (Restricted Stock Units) — September 2005 RSU Grant, previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 0-19311, filed September 15, 2005, and incorporated herein by reference.

(d)(20)	Amendment to the 2003 Omnibus Equity Plan, previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No.0-19311, for the quarter ended March 31, 2005, filed April 29, 2005, and incorporated herein by reference.

(d)(21)	Letter regarding relocation arrangement for Mark C. Wiggins, dated September 2, 2004, previously filed as Exhibit 10.52 to the Company’s Annual Report on Form 10-K, File No. 0-19311, for the year ended December 31, 2005, filed March 3, 2006, and incorporated herein by reference.

EXHIBIT NUMBER	DOCUMENT

(d)(22)	Letter regarding employment arrangement of Cecil B. Pickett, dated June 21, 2006, previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 0-19311, for the quarter ended September 30, 2006, filed November 9, 2006, and incorporated herein by reference.

(d)(23)	2006 Non-Employee Directors Equity Plan, previously filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, File No. 0-19311, dated April 14, 2006, and incorporated herein by reference.

(d)(24)	Amendment No. 1 to the 2006 Non-Employee Directors Equity Plan, previously filed as Exhibit 10.57 to the Company’s Annual Report on Form 10-K, File No. 0-19311, for the year ended December 31, 2006, filed February 21, 2007, and incorporated herein by reference.

(d)(25)	Amendment dated April 4, 2006, to 2005 Omnibus Equity Plan, previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, File No. 0-19311, for the quarter ended March 31, 2007, filed May 3, 2007, and incorporated herein by reference.

(d)(26)	Amendment dated February 12, 2007, to 2005 Omnibus Equity Plan, previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 0-19311, for the quarter ended March 31, 2007, filed May 3, 2007, and incorporated herein by reference.

*	Previously filed as an exhibit to the Schedule TO filed with the SEC on May 30, 2007.